TESCO CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON MAY 6, 2004

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

April 2, 2004

TESCO CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 6, 2004

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Tesco Corporation (the “Corporation”) will be held in the Main Ballroom at The Blackfoot Inn, 5940 Blackfoot Trail S.E., Calgary, Alberta, Canada on Thursday, May 6, 2004 at 2:30 p.m. (Calgary time) for the following purposes, namely:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditors thereon;

2.	to elect directors of the Corporation for the ensuing year or until their successors are elected or appointed;

3.	to appoint auditors of the Corporation for the ensuing year, and authorize the Board of Directors to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information with respect to the foregoing matters is set forth in the accompanying Information Circular dated April 2, 2004, forming part of this Notice.

Shareholders of the Corporation who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and to mail it to or deposit it with the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, in the enclosed envelope provided for that purpose or by facsimile at 1-866-249-7775 or 1-416-263-9524. In order to be valid, all instruments of proxy must be completed, dated, signed and received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Corporation may refuse to recognize any instrument of proxy received after the said time.

DATED at Calgary, Alberta this 2nd day of April, 2004.

By Order of the Board of Directors
/s/ Robert C. Van Walleghem
Robert C. Van Walleghem
Corporate Secretary

Attached hereto:
           Information Circular

Enclosed herewith:
           Instrument of Proxy
           Return Envelope

TESCO CORPORATION

INFORMATION CIRCULAR

For the Annual General Meeting of Shareholders
to be held on Thursday, May 6, 2004

GENERAL PROXY MATTERS

Solicitation of Proxies by Management

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tesco Corporation (“Tesco” or the “Corporation”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Corporation to be held on Thursday, May 6, 2004 at 2:30 p.m. (Calgary time) in the Main Ballroom at The Blackfoot Inn, 5940 Blackfoot Trail S.E., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by the directors, officers and employees of the Corporation. The cost of the solicitation of proxies by management will be borne by the Corporation.

Except as otherwise herein specified, the information contained in this Information Circular is given as of April 2, 2004.

Appointment of Proxyholders

The management nominees for proxyholder named in the enclosed instrument of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint an alternative proxyholder, who need not be a shareholder, to attend and act on his behalf at the Meeting instead of the management nominees named in the enclosed instrument of proxy. To exercise such right, either the names of the management nominees should be crossed out (such deletion to be initialed by the person or officer signing the instrument of proxy) and the name of the shareholder’s appointee should be legibly printed in the blank space provided for that purpose in the enclosed instrument of proxy or another appropriate instrument of proxy should be completed.

In order to be valid, all instruments of proxy must be completed, dated, signed and received by the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or by facsimile at 1-866-249-7775 or 1-416-263-9524 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Corporation may refuse to recognize any instrument of proxy received after the said time.

Signature on Instruments of Proxy

To be valid, the enclosed instrument of proxy must be signed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, the instrument of proxy should be signed in its corporate name by an officer or attorney thereof duly authorized in writing. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (executor, administrator, trustee, etc.) should reflect such person’s title or capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been provided to the Corporation).

Revocation of Instruments of Proxy

A shareholder who has submitted an instrument of proxy for use at the Meeting or any adjournment thereof may revoke it at any time prior to the use thereof. If a person who has given a proxy attends personally at the Meeting, such person may revoke the instrument of proxy and vote in person. In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked by an instrument in writing executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing. Revocations may be deposited either at the registered office of the Corporation located at 6204 - 6A Street S.E., Calgary, Alberta, T2H 2B7 or by facsimile at 1-403-252-3362 at any time up to the close of business on the last business day preceding the day of the Meeting or any adjournment thereof at which the instrument of proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Upon either of such deposits, the instrument of proxy is revoked.

Exercise of Discretion by Proxyholders

The enclosed instrument of proxy affords shareholders the opportunity to specify that the common shares of the Corporation (the “Common Shares”) registered in their name shall be voted for or withheld from voting for the matters referred to in the Notice of Meeting. The persons named in the enclosed instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the shareholder appointing them on any ballot that may be called for at the Meeting or any adjournment thereof. In the absence of such directions, such Common Shares will be voted in favour of all of the matters referred to in the Notice of Meeting.

The enclosed instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters referred to in the Notice of Meeting and with respect to any other business which may properly come before the Meeting or any adjournment thereof. At the time of printing this Information Circular, management of the Corporation knows of no such amendments, variations or other business to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any amendment, variation or other business properly comes before the Meeting or any adjournment thereof, the enclosed instrument of proxy confers discretionary authority upon the persons named therein to vote on any such amendment, variation or other business in accordance with their best judgment.

VOTING OF COMMON SHARES

General

There are currently 34,716,131 Common Shares issued and outstanding, each carrying the right to one vote per share.

The Corporation has prepared, as of the close of business on April 1, 2004 (the “Record Date”), a list of registered shareholders entitled to receive notice of the Meeting and the number of Common Shares held by each such shareholder. A shareholder named in the list is entitled to vote the Common Shares shown opposite their name at the Meeting except to the extent that such shareholder has transferred the ownership of their Common Shares after the Record Date and the transferee of those Common Shares establishes that they own the Common Shares and demand, not later than 10 days before the Meeting, that their name be substituted for that of the transferor of such Common Shares (with respect only to the Common Shares transferred), in which case the transferee is entitled to vote the Common Shares so transferred at the Meeting instead of the transferor. The register of transfers will not be closed.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares to access ADP’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting — The proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PRINCIPAL HOLDERS OF COMMON SHARES

To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares except as set out below:

		Number of	Percentage of
Name	Type of Ownership	Common Shares	Common Shares
Centennial Energy Partners, L.L.C.	of record	6,229,933 [1]	18%

[1]	Shareholdings as of March 25, 2004.

FINANCIAL STATEMENTS

At the Meeting, the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the report of the auditors thereon will be presented. These consolidated financial statements are included in the 2003 Annual Report of the Corporation. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the Business Corporations Act (Alberta) being met with the advance circulation of such financial statements. If any Shareholder has questions respecting the December 31, 2003 financial statements, the questions may be brought forward at the Meeting.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

There are presently six directors of the Corporation. Management of the Corporation proposes that seven directors be elected at the Meeting for the ensuing year or until their successors are elected or appointed. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors, but proxies will not be voted with respect to such vacancy.

The following table sets out the names of the seven persons proposed to be nominated for election as directors, their principal occupations, all offices currently held with the Corporation, the year in which they first became directors of the Corporation and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them. The following information has been obtained from the Corporation’s records or from the nominees directly.

			Common Shares
			Beneficially Owned
Name, Principal Occupation and	Office(s) Held		or Under
Municipality of Residence	with the Corporation	Director Since	Control/Direction
Fred J. Dyment[1,2]	Director	August 22, 1996	4,000
Independent Businessman
Calgary, Alberta, Canada
Gary L. Kott [1,3]	Director	January 6, 2000	2,000
Independent Businessman
Montgomery, Texas, U.S.A.
William S. Rice [2,3]	Chairman of the	December 1, 1993	5,507
Managing Partner Bennett Jones LLP, Barristers & Solicitors	Board
Calgary, Alberta, Canada
Norman W. Robertson [1,3]	Director	August 22, 1996	3,000
Independent Businessman
Calgary, Alberta, Canada
Michael W. Sutherlin [2]	Director	September 1, 2002	6,000
Executive Vice President Joy Global, Inc.
Warrendale, Pennsylvania, U.S.A.
Robert M. Tessari	Director, President	December 1, 1993	574,378
President and Chief Executive Officer of the Corporation	and Chief Executive Officer
Calgary, Alberta, Canada	Nominated Director	N/A	N/A
Clifton T. Weatherford
Independent Businessman
Los Gatos, California, U.S.A.

[1]	Member of the Audit Committee.
[2]	Member of the Corporate Governance Committee.
[3]	Member of the Compensation Committee.
[4]	The Corporation does not have an Executive Committee.

Each of the persons proposed to be nominated for election as directors of the Corporation has held his principal occupation for the past five years except as follows. Prior to May 2001 Mr. Dyment was the President and Chief Executive Officer of Maxx Petroleum Ltd. and prior to July 2000 was the President and Chief Executive Officer of Ranger Oil Limited. Prior to September 2000 Mr. Robertson was the Chairman of the Board of Prudential Steel Ltd. Prior to August 2002 Mr. Sutherlin was Group President, Drilling Equipment with Varco International, Inc. In addition, Mr. Kott prior to May 1997 was the President of Global Marine Drilling Co. and prior to July 1998 was the Senior Vice President and Chief Financial Officer of Global Marine Inc. Mr. Weatherford recently retired as Executive Vice President and Chief Financial Officer of Business Objects S.A. (Nasdaq-BOBJ) having served in that position since

1997. Mr. Weatherford has held senior financial positions at NETCOM On-Line Communication Services, Logitech, Texas Instruments, Schlumberger, and Tandem Computers in the US, Europe, and Japan.

Mr. Gary L. Kott, one of the directors of Tesco, was a director of Friede Goldman Halter, Inc. (“FGH”), which filed, together with most of its subsidiaries, a Chapter 11 bankruptcy case under the United States Bankruptcy Code on April 19, 2001. FGH was a provider of design, new construction, conversion and repair services for oceangoing vessels, offshore drilling rigs and production platforms, and engineered products servicing the offshore energy, government and commercial markets. Commencing in 2001, FGH operated under Chapter 11 of the US Bankruptcy Code and sold substantially all of its operating assets. In December 2003, a plan of reorganization was confirmed whereby all of FGH’s remaining assets were transferred to a liquidating trustee, who sold them for the benefit of the creditors. Pursuant to this plan of reorganization, all of the existing capital stock and other equity interests of FGH were extinguished. The plan vested the liquidating trustee, together with a trust committee comprised of certain creditors, with all powers that would otherwise have been vested in the officers and directors of FGH.

Appointment of Auditors

Management of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, be appointed as auditors of the Corporation to hold office until the close of the next annual general meeting of shareholders of the Corporation. PricewaterhouseCoopers LLP or its predecessors have been the auditors of the Corporation since December 1, 1993 and were the auditors of two of the predecessor companies of the Corporation for more than five years prior to that date.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid by the Corporation during the past three years to the Chief Executive Officer, Chief Financial Officer and three other highest paid executive officers (the “Named Executive Officers”) of the Corporation who received compensation in excess of $150,000 during the past year.

Summary Compensation Table

				Long-Term
		Annual Compensation[1]		Compensation
				Securities Under	All Other
		Salary	Bonus[2]	Options/SARs Granted	Compensation[3]
Name and Principal Position	Year	($)	($)	(#)	($)
Per Angman	2003	220,220	—	30,000	—
Senior Vice President Engineering & Design	2002	220,004	—	30,000	—
	2001	192,135	26,798	40,000	—
Evert Beierbach	2003	220,230	—	30,000	—
Senior Vice President Product	2002	220,004	—	30,000	—
Sales, Service & Development	2001	192,135	26,798	40,000	—

				Long-Term
		Annual Compensation[1]		Compensation
				Securities Under	All Other
		Salary	Bonus[2]	Options/SARs Granted	Compensation[3]
Name and Principal Position	Year	($)	($)	(#)	($)
Mark Fischer[4,5]	2003	474,508	—	40,000	8,745
Executive Vice-President and Chief Operating Officer	2002	304,990	—	37,500	12,200
	2001	275,237	32,305	40,000	7,006
Martin Hall[6]	2003	200,314	—	—	3,931
Chief Financial Officer and Vice-President, Finance	2002	212,809	—	30,000	9,677
	2001	182,541	23,365	40,000	7,303
Bruce F. Longaker Jr.[7]	2003	193,611	—	100,000	5,299
Chief Financial Officer and Executive Vice-President, Finance	2002	—	—	—	—
	2001	—	—	—	—
Robert M. Tessari	2003	355,353	—	50,000	46,974
President and Chief Executive Officer	2002	380,954	—	80,000	56,962
	2001	321,438	41,618	80,000	12,857

[1]	Perquisites and other personal benefits not specified herein did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for each Named Executive Officer.
[2]	Bonus payments indicated were earned in the financial year noted, but paid in the subsequent financial year.
[3]	Consists of amounts contributed by the Corporation pursuant to the Corporation’s employee stock savings plan. See “Executive Compensation — Employee Stock Savings Plan”. For Mr. Tessari, this also includes allowances for vehicle and apartment in Houston, Texas.
[4]	Compensation paid to Messrs. Longaker, Fisher and Lakey has been converted from U.S. dollars to Canadian dollars at the rate of 1.2924.
[5]	Mr. Mark Fischer joined the Corporation on April 9, 1999 and resigned from the Corporation effective August 11, 2003.
[6]	Mr. Hall retired from the Corporation effective April 30, 2003.
[7]	Mr. Longaker joined the Corporation on March 26, 2003 and resigned from the Corporation effective December 31, 2003.

Stock Option Plan

Under the terms of Tesco’s stock option plan (the “Plan”), the Board of Directors may grant options to purchase Common Shares to the officers, directors and employees of Tesco or its affiliated corporations, and to consultants retained by the Corporation.

Under the Plan, the aggregate number of Common Shares issuable to any one person cannot exceed 5% of the total number of issued and outstanding Common Shares. The period during which an option granted under the Plan is exercisable may not exceed five years. The price at which Common Shares may be acquired upon the exercise of an option may not be less than the closing price at which a full board lot of Common Shares was traded on the Toronto Stock Exchange (“TSX”) on the last business day prior to the date the option was granted, unless the requirements of the TSX specify otherwise.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, the Board of Directors is authorized to determine the vesting provisions and the expiry date of options granted under the Plan. Options granted under the Plan typically vest over a three-year period and expire five years from the date of grant. Notwithstanding the foregoing, each option granted under the Plan is exercisable to its full extent upon a resolution of the Board of Directors to such effect, which resolution may be enacted for any reason as determined by the Board of Directors including a determination that there has been a change of control of the Corporation or that there is expected to be a change of control of the Corporation which in the opinion of the Board of Directors warrants altering the provisions pursuant to which an option is exercisable.

Options granted under the Plan are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee or consultant of Tesco or its affiliated corporations, as the case may be.

The following table contains information regarding securities of the Corporation authorized for issuance under the Stock Option Plan. The Corporation has no other equity compensation plans.

Equity Compensation Plan Information

Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation plans
	outstanding	outstanding	(excluding
	options, warrants	options, warrants	securities reflected
	and rights	and rights	in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,097,700	$14.94	1,697,993
Equity compensation plans not approved by securityholders	None	None	None

Total	2,097,700	$14.94	1,697,993

The following table sets forth the stock options granted to each of the Named Executive Officers during the year ended December 31, 2003.

Option Grants During the Year Ended December 31, 2003

				Market Value
				of Securities
	Securities	% of Total		Underlying
	Under Options	Options Granted	Exercise or	Options on
	Granted	to Employees	Base Price	Date of Grant
Named Executive Officer	(#)	in 2003	($/Security)	($/Security)	Expiry Date
Per Angman	30,000	4.44%	14.42	14.42	May 15, 2008
Senior Vice President Engineering & Design
Evert Beierbach	30,000	4.44%	14.42	14.42	May 15, 2008
Senior Vice President Product Sales, Service & Development
Mark Fischer	40,000	5.93%	14.42	14.42	May 15, 2008
Executive Vice President and Chief Operating Officer
Martin Hall	—	N/A	N/A	N/A	N/A
Chief Financial Officer and Vice-President, Finance
Bruce F. Longaker Jr.	100,000	14.81%	14.42	14.42	May 15, 2008
Executive Vice President and Chief Financial Officer
Robert M. Tessari	50,000	7.41%	14.42	14.42	May 15, 2008
President and Chief Executive Officer

The following table sets forth the value realized by each of the Named Executive Officers upon exercise of options during the year ended December 31, 2003, and the accrued value of unexercised options held by those individuals as at December 31, 2003.

Aggregated Option Exercises During the Year Ended December 31, 2003
and Year End Option Values1

Value of
Unexercised
			Unexercised	in-the-Money
			Options at	Options at
	Common Shares		December 31, 2003	December 31, 2003
	Acquired	Aggregate Value	(#)	($)
	on Exercise	Realized	Exercisable/	Exercisable/
Named Executive Officer	(#)	($)	Unexercisable	Unexercisable
Per Angman Senior Vice President Engineering & Design	NIL	NIL	77,000 / 63,000	106,000 / NIL

Value of
Unexercised
			Unexercised	in-the-Money
			Options at	Options at
	Common Shares		December 31, 2003	December 31, 2003
	Acquired	Aggregate Value	(#)	($)
	on Exercise	Realized	Exercisable/	Exercisable/
Named Executive Officer	(#)	($)	Unexercisable	Unexercisable
Evert Beierbach	NIL	NIL	77,000 / 63,000	106,000 / NIL
Senior Vice President Product Sales, Service & Development
Mark Fischer	90,000	274,910	NIL	NIL
Executive Vice President and Chief Operating Officer
Martin Hall	65,000	245,256	NIL / 37,000	NIL
Chief Financial Officer and Vice-President, Finance
Bruce F. Longaker Jr.	NIL	NIL	NIL / 100,000	NIL
Executive Vice President and Chief Financial Officer
Robert M. Tessari	14,000	100,240	180,800 / 129,200	265,000 / NIL
President and Chief Executive Officer

[1]	The value of unexercised in-the-money stock options has been determined by subtracting the exercise price of the options from the closing price of $10.55 on December 31, 2003 as quoted by the TSX, and multiplying the difference by the number of Common Shares that may be acquired upon the exercise of the options as of that date.

No options previously granted to the Named Executive Officers were subject to repricing during the year ended December 31, 2003.

Other than the Plan, the Corporation does not have a long-term incentive plan established for the benefit of its executive officers or directors.

Employee Stock Savings Plan

The Corporation maintains an employee stock savings plan (the “ESSP”) pursuant to which employees (including the Named Executive Officers) may elect to contribute up to 7.5% of their gross salary, which contribution the Corporation matches to a maximum of 4% of gross salary. Contributions are invested monthly in Common Shares purchased through the facilities of the TSX.

Performance Bonus Program

The Corporation offers a performance bonus program, eligibility for which includes the President and Chief Executive Officer and the other Named Executive Officers of the Corporation. Each participant’s entitlement is determined by his or her success in the achievement of measurable and agreed upon performance objectives. Under the program, a maximum bonus of 20% of base salary is payable in years when the Corporation generates positive earnings sufficient that the bonuses payable would be equal to or less than 10% of net earnings. The Compensation Committee determines the level of payment to the

President and Chief Executive Officer; the entitlements of other program participants are determined by their direct superiors within the organization.

No bonuses were payable under the Corporation’s performance bonus program in 2003, as the Corporation’s earnings did not meet the minimum threshold for bonus payments under the terms of the program.

Termination of Employment, Change in Responsibilities and Employment Agreements

The Corporation entered into employment agreements with Messrs. Robert M. Tessari, Martin Hall, Evert Beierbach and Per Angman effective May 1, 1996, with Mr. Mark Fischer effective July 15, 1999 and with Mr. Bruce Longaker effective March 26, 2003 (collectively, the “Employment Agreements”). The salary of each of the Named Executive Officers is reviewed by Tesco at least annually and may from time to time be increased or decreased as approved by the Board of Directors.

The Employment Agreements may be terminated by Tesco: (a) at any time and for whatever reason upon 12 months written notice or, in lieu of written notice, upon payment to the employee of a sum equal to his aggregate salary for the 12 months immediately preceding the date of termination; (b) at any time for cause; or (c) in the case of Messrs. Tessari, Hall, Fischer and Angman, 30 days following notice of a gross or material breach of his duties, which breach the employee has failed to cure.

The Employment Agreements may be terminated by the Named Executive Officers within six months following any one of the following events: (a) the employee, without his consent, is assigned duties inconsistent with his current position, or his responsibilities, title or office are changed; (b) the employee’s salary is reduced without his express written consent; (c) Tesco fails to continue in effect any employee benefits to which the employee is otherwise entitled; or (d) Tesco requires the employee, without his agreement, to be based anywhere other than Calgary, Alberta (Houston, Texas in the case of Messrs. Fischer and Longaker). If an employee chooses to terminate his Employment Agreement in accordance with the foregoing, the employee is entitled to receive a sum equal to his aggregate salary for the 12 months immediately preceding termination.

The Corporation entered into change of control agreements with each of Messrs. Tessari, Angman Beierbach and Hall effective November 1, 1998, with Mr. Fischer effective July 15, 1999 and with Mr. Longaker effective March 26, 2003 (collectively, the “Change of Control Agreements”). The Change of Control Agreements provide for fair treatment in the event of a “Change of Control”, defined as: (a) the acceptance of a take-over offer by shareholders representing 35% of the issued and outstanding Common Shares; (b) the acquisition by any company(ies) or individual(s) of more than 35% of the issued and outstanding Common Shares; (c) the acquisition by any company(ies) or individual(s) of less than 35% of the issued and outstanding Common Shares which nevertheless results in the ability of such company(ies) or individual(s) to elect a majority of the directors of the Corporation or affect management of the Corporation; (d) the merger, consolidation or amalgamation of the Corporation with another entity; or (e) the sale of all or substantially all of the assets of the Corporation.

Pursuant to the Change of Control Agreements, each Named Executive Officer is entitled to a severance amount (the “Severance Amount”) in the event that the Corporation terminates his employment without cause within one year following a Change of Control. The Severance Amount equals two times the Named Executive Officer’s annual salary (three times in the case of Mr. Tessari). In addition, each of the Named Executive Officers may for any reason, within 60 days following a Change of Control, elect to leave the employ of the Corporation, in which case he would be entitled to receive his full Severance Amount. Further, each Named Executive Officer may elect to leave the employ of the Corporation in the event that he is constructively dismissed within one year following a Change of Control, in which case he would be entitled to receive his full Severance Amount.

The Change of Control Agreements further provide that all unvested options held by the Named Executive Officers shall vest immediately upon a Change of Control.

Composition of the Compensation Committee

The Compensation Committee (the “Committee”) of the Board of Directors is responsible for setting the compensation for executive officers of the Corporation. The members of the Committee are Norman W. Robertson (Chairman), Gary L. Kott and William S. Rice. The composition of the Committee did not change during the year. No member of the Committee has ever been an officer or employee of the Corporation or any of its subsidiaries. No member of the Committee has had any indebtedness to the Corporation or any material interest in any contract of the Corporation.

Mr. Robert M. Tessari, President and Chief Executive Officer of the Corporation, provides information to the Committee and makes recommendations on compensation policy matters and on the compensation of officers reporting directly to him.

Report on Executive Compensation

The Corporation’s executive compensation program is administered by the Committee. None of the members of the Committee are officers, employees or former officers of the Corporation or any of its subsidiaries.

The Committee makes recommendations to the Board of Directors as to the salary of the President and Chief Executive Officer, sets the compensation level of the Chairman of the Board and approves the salaries of the other senior officers, including the Named Executive Officers. The Compensation Committee is also responsible for reviewing the design and competitiveness of the Corporation’s compensation and benefits programs, and makes recommendations to the Board of Directors for the award of stock options to executive officers and other key employees of the Corporation.

The Committee has the responsibility of maintaining knowledge of competitive compensation practices and of reviewing, on at least an annual basis, the compensation packages for the executive officers of the Corporation, as well as the benefits to be received by the Corporation’s employees.

In conducting its review and formulating its recommendations, the Committee takes into consideration a number of factors including the education and experience of the individual, the individual’s performance, the value of the individual to the Corporation and the financial performance of the Corporation.

Philosophy

The Committee believes it is in the best interests of the shareholders that the Corporation attract, retain, and motivate top quality management personnel, especially its executive officers, by offering a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of shareholder value. The philosophy of the Committee is to integrate (i) reasonable levels of annual compensation, (ii) an annual bonus to recognize the achievement of short term objectives and (iii) long-term incentive compensation through the granting of stock options to ensure that management has a continuing stake in the long-term success of the Corporation and the return of value to its shareholders.

The objectives of the program are to:

•	provide compensation comparable to similar companies in the oil and gas service industry, thereby enabling the Corporation to attract and retain talented executives critical to the Corporation’s long-term success and objective of growth through innovative technology;

•	align the interests of executives with the long-term interests of shareholders through stock option awards whose value over time depends upon the market value of the Common Shares; and

•	motivate key senior officers to achieve strategic business and technological initiatives and reward them for their achievements.

The Corporation compensates its executive officers through (i) base salary, (ii) a performance bonus and (iii) the award of stock options under the Corporation’s stock option plan. Executive officers may also participate with other employees of the Corporation in the ESSP.

Salary

Competitive salary levels are set within a range having regard to expertise, experience and performance. Compensation information provided by industry surveys and professional associations is retrieved and compared to salary levels within the Corporation. Annual salary levels are set at or about the median of applicable comparables.

Performance Bonus Program

The Corporation offers a performance bonus program as discussed above under the heading “Executive Compensation — Performance Bonus Program”. No bonuses were payable under the Corporation’s performance bonus program in 2003, as the Corporation’s earnings did not meet the minimum threshold for bonus payments under the terms of the program.

Stock Option Plan

The Corporation has established a stock option plan as discussed above under the heading “Executive Compensation — Stock Option Plan”. The principal purpose of the plan is to create in the executive officers and key employees a vested interest in maximizing the value of the Common Shares on a long-term basis and thereby maximizing shareholder value.

Compensation of the Chief Executive Officer

Mr. Tessari received a base salary of $355,353.60 for the year ended December 31, 2003. The Committee set Mr. Tessari’s salary at a level comparable to the mean salary level for chief executive officers of companies of similar size in the Corporation’s industry and having regard to the unique expertise and experience that Mr. Tessari brings to the Corporation. Consideration was also given to the opportunity given to Mr. Tessari to participate in corporate growth through the issuance of stock options. During the year ended December 31, 2003, Mr. Tessari also received a total of $46,974.60 in other compensation, which included ESSP contributions, a vehicle allowance and an allowance for an apartment in Houston, Texas.

The foregoing report has been submitted by the Compensation Committee consisting of Messrs. Norman W. Robertson (Chairman), Gary L. Kott and William S. Rice.

Performance Graph

The following performance graph and table compares the yearly percentage change in the cumulative shareholder return for the five-year period commencing on December 31, 1998, and ending on December 31, 2003, on the Common Shares (assuming a $100 investment was made on December 31, 1998) with the total cumulative return of the S&P TSX Composite Index, assuming reinvestment of dividends.

	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000	Dec. 29, 2001	Dec. 31, 2002	Dec. 31, 2003
Tesco Corporation	$100	$145	$244	$209	$295	$166
S & P / TSX Composite Index	$100	$130	$138	$119	$102	$127

Compensation of Directors

Directors of the Corporation who are not employees of the Corporation receive an annual retainer of $11,000. The Chairman of the Board receives an additional $5,000 annually and each committee chairman (with the exception of the Chairman of the Corporate Governance Committee) receives an additional $2,500 annually. Directors receive meeting fees of $1,000 per board meeting and $300 per committee meeting. When a meeting requires a director to travel internationally, he receives an additional $1,000. Directors resident in Canada are paid in Canadian dollars and directors resident in the United States are paid an equivalent amount in U.S. dollars. For the year ended December 31, 2003, an aggregate of $155,450 was paid to the outside directors of the Corporation. Directors are also entitled to participate in the Corporation’s stock option plan. See “Executive Compensation — Stock Option Plan”. During the year ended December 31, 2003, 50,000 options having an exercise price of $14.42 per share and 25,000 options having an exercise price of $12.95, were granted to five outside directors. These options vest over a three-year period and expire in 2008.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board of Directors

The Board of Directors (also referred to herein as the “Board”) is responsible for the stewardship of the Corporation and generally directs the business and affairs of the Corporation through consultation with the management of the Corporation. The duties of the Board include:

•	strategic planning, incorporating overall operating, financing and corporate plans, strategies and objectives;

•	the implementation and monitoring of appropriate risk management systems and controls;

•	selecting, evaluating and fixing the compensation for senior management;

•	evaluating and monitoring the operational, financial and market performance of the Corporation;

•	the implementation of policies for effective shareholder communication and public disclosure and for compliance with applicable regulatory reporting requirements; and

•	the adoption and evaluation of corporate governance policies and the monitoring of compliance with relevant regulatory and market expectations.

Board Procedures

Mr. William S. Rice, Chairman of the Board, establishes the agenda for Board meetings, in consultation with Mr. Robert M. Tessari, President and Chief Executive Officer of the Corporation, with a particular view to strategic planning and setting corporate objectives. The Board retains direct responsibility for matters not specifically delegated by it to Board committees or to senior management of the Corporation. The Board considers all recommendations presented to it by Board committees and, if appropriate, acts upon such recommendations. The Board also considers recommended courses of action brought forward by senior management. It is the Board’s practice to have senior management attend Board meetings or portions thereof as required for the purpose of reporting on business matters. The Board meets a minimum of four times per year, with meetings scheduled to coincide with the publication of annual and quarterly financial information. In addition, the Board meets at such others times as may be required.

Compliance with TSX Guidelines

Under the rules of the TSX, the Corporation is required to disclose information relating to its corporate governance system with specific reference to each of the TSX’s guidelines for effective corporate governance. Where the Corporation’s corporate governance system is different from any of the guidelines or where the guidelines do not apply to the Corporation’s corporate governance system, the Corporation is required to explain the differences or the inapplicability of the guidelines to the Corporation.

The alignment of the Corporation’s corporate governance practices with the guidelines recommended by the TSX is set forth below.

1.	The Board should explicitly assume responsibility for stewardship of the Corporation including:

(a)	adoption of a strategic planning process;

The Corporation’s strategic business plan, including capital budgeting, is prepared annually by Mr. Robert M. Tessari, President and Chief Executive Officer of the Corporation. The plan and budget are then reviewed and approved by the Board.

(b)	the identification of the principal risks of the Corporation’s business and the implementation of appropriate systems to manage those risks;

The Board annually receives reports and reviews and monitors the Corporation’s Risk Management program including Environment, Health and Safety and the global insurance package.

(c)	succession planning including appointing, training and monitoring senior management;

The Board of Directors is responsible for succession planning in respect of the position of Chief Executive Officer and reviews the recommendations of management in respect of senior executive positions. The Board has delegated to the Chief Executive Officer the responsibility for succession planning in respect of other positions within the Corporation and the preparation of qualified persons for advancement within the Corporation.

(d)	a communications policy for the Corporation;

The Corporation has implemented a policy to ensure both effective shareholder communication and regulatory compliance. Direct shareholder communications are handled by the President and Chief Executive Officer.

(e)	the integrity of the Corporation’s internal controls and management information systems.

The Audit Committee’s responsibilities include monitoring financial risks and reviewing management’s reports on internal controls. The members of the Audit Committee are Messrs. Fred J. Dyment (Chairman), Gary L. Kott and Norman W. Robertson, all of whom are outside directors.

2.	The Board should be constituted with a majority of individuals who qualify as unrelated directors (i.e., free from conflicting interest).

An unrelated director is defined as one who is independent of management and free from any interests or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of a Corporation. Five of the seven directors recommended for re-election to the Board are unrelated directors.

3.	Analysis of the application of the principles supporting the above conclusion.

Mr. Robert M. Tessari, President and Chief Executive Officer of the Corporation, is employed by the Corporation and therefore a related director.

Mr. William S. Rice, the non-executive Chairman of the Board, is a partner of the law firm of Bennett Jones LLP and may be considered to be a related director as that firm is compensated for legal services provided to the Corporation.

Messrs. Fred J. Dyment, Gary L. Kott, Michael W. Sutherlin, Norman W. Robertson and Clifton T. Weatherford are non-management directors with no other business relationship with the Corporation and are therefore unrelated directors.

4.	The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on a regular basis.

The Corporate Governance Committee is responsible for reviewing the size and composition and compensation of the Board, reviewing the performance of the Chief Executive Officer and individual Board members, identifying suitable prospective directors having regard to the specific needs of the Corporation, recommending and reviewing committee structures and reviewing the mandate and terms of reference for each committee of the Board of Directors. The Committee is also responsible for monitoring the independence of the Board and assessing the overall performance and effectiveness of the Board as a whole.

The members of the Corporate Governance Committee are Messrs. William S. Rice (Chairman), Fred J. Dyment and Michael W. Sutherlin, each of whom is an outside director and a majority of whom are unrelated directors.

5.	Every Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the Board as a whole, the committees of the Board and the contribution of individual directors.

See comment to Guideline #4 above.

6.	Every Board should provide an orientation and education program for new recruits to the Board.

The Board has an education and orientation program for new recruits.

7.	Every Board should examine its size with a view to determining the impact of numbers upon effectiveness of decision- making, and undertake a program of reduction where appropriate.

The Board as a whole examines the impact of its size on effective decision-making.

8.	The Board should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Director remuneration is reviewed by the Corporate Governance Committee with recommendations for changes being made to the full Board.

9.	Committees of the Board should generally be comprised of outside directors, a majority of whom are unrelated directors.

All of the committees of the Board are comprised solely of outside directors of whom only Mr. Rice (who serves on the Compensation Committee and the Corporate Governance Committee) may be considered a related director.

10.	Every Board should assume responsibility for developing the Corporation’s approach to corporate governance.

The Board has the responsibility for developing the Corporation’s approach to corporate Governance. The Corporate Governance Committee is responsible for developing and establishing corporate governance practices appropriate for the Corporation. (See also comment under Guideline #4.)

11.	The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and for the Chief Executive Officer, defining limits to management’s responsibilities and corporate objectives for the Chief Executive Officer.

The Board of Directors has established a formal delegation of authority guide, which sets forth the limits of authority and approval levels for the officers of the Corporation and the committees of the Board of Directors. Any transactions that exceed the approval levels set forth in this guide are required to be presented for review and approval by the Board. The corporate objectives are established by the Board for the Chief Executive Officer in conjunction with the Board’s ongoing stewardship responsibilities.

12.	Every Board should have in place structures and procedures to ensure the Board can function independently of management.

The Chairman of the Board is an outside director, though also a related director. With this one noted exception, each member of each committee of the Board is an outside and unrelated director. In addition, where appropriate, non-management directors meet on an informal basis independently of the management director. (See also comment under Guideline #14.)

13.	The Audit Committee should be composed of only outside directors and should have roles and responsibilities that are specifically defined. The Committee should have direct channels of communication with internal and external auditors.

All members of the Audit Committee are outside directors. The Audit Committee has direct communication with internal personnel responsible for financial statement preparation and meets independently with the Corporation’s external auditors. The Committee monitors audit functions and the preparation of financial statements. The Corporation has no internal audit function.

14.	The Board should implement a system to enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.

The Corporation allows any member of the Board to engage an outside advisor at the expense of the Corporation in appropriate circumstances. The engagement of an outside advisor is subject to approval by the Corporate Governance Committee.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, proposed nominee for director or officer of the Corporation or any associate of any of the foregoing persons is or has been indebted to the Corporation at any time since January 1, 2003.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director, proposed nominee for director or officer of the Corporation, anyone who has held office as such since January 1, 2003, or any associate or affiliate of any of the foregoing persons in any matter to be acted on at the Meeting other than as disclosed herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any Informed Person, or any associate or affiliate of any Informed Person, in any transaction since January 1, 2003, or in any proposed transaction which in either case has materially affected or would materially affect the Corporation or any of its subsidiaries.

“Informed Person” means a director or executive officer of the Corporation, a director or executive officer of a person or company who is itself an informed person or subsidiary of the Corporation, and any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as an underwriter in the course of a distribution.

ADDITIONAL INFORMATION

Financial information regarding the Corporation is provided in the company’s comparative financial statements and Management Discussion & Analysis for its most recently completed financial year.

The Corporation will provide to any person or company, upon written request to the Secretary of the Corporation, a copy of the latest Annual Information Form of the Corporation, together with a copy of any document or the pertinent pages of any document incorporated therein by reference, the 2003 Annual Report of the Corporation, interim financial statements of the Corporation for subsequent periods and this Information Circular. The foregoing information is also available on www.sedar.com, as well as on the Corporation’s website located at www.tescocorp.com.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta this 2nd day of April, 2004.

/s/ Robert M. Tessari	/s/ Robert C. Van Walleghem

Robert M. Tessari President and Chief Executive Officer	Robert C. Van Walleghem General Counsel and Corporate Secretary

6204 — 6A Street SE

Calgary, Alberta, Canada, T2H 2B7

Tel : 403 233 0757          Fax : 403 252 3362

www.tescocorp.com

Investor@TescoCorp.com